UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Performance Shipping Inc.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Marshall Islands
(Jurisdiction of Subject Company’s Incorporation or Organization)

Performance Shipping Inc.
(Name of Person(s) Furnishing Form)

USD 150,000,000 9.875% Senior Secured Bonds (ISIN: NO0013607028)
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Performance Shipping Inc. 373 Syngrou Avenue 175 64 Palaio Faliro Athens, Greece +30-216-600-2400
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

The following document is attached as an exhibit to this Form CB:

Exhibit Number

99.1	Summons for a Written Resolution

Item 2.	Informational Legends

The required legends are prominently included in the document referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)   Not applicable.
(2)   Not applicable.
(3)   Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X is being filed concurrently with the Securities and Exchange Commission on June 12, 2026.

(2)	Not applicable.

EXPLANATORY NOTE

Attached as an exhibit to this filing is the summons for a Written Resolution to amend the terms of the Performance Shipping Inc. 9.875% senior secured USD 150,000,000 bonds 2025/2029 (ISIN NO0013607028).

PART IV —SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERFORMANCE SHIPPING INC.

By: /s/ Andreas Michalopoulos

Name: Andreas Michalopoulos

Title: Chief Executive Officer

Dated: June 12, 2026